SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – June 8, 2004

Embratel Participações S.A. (Embrapar)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

EMBRAPAR BOARD OF DIRECTORS MEETING
June 7, 2004

Embratel Participações S.A. (Embrapar) files the minutes of the Board of Directors Meeting which occurred on June 7, 2004 whereby the resignations of Jorge Luis Rodriguez, President of Embratel Participações S.A. and Cláudia Silva Araujo de Azêredo Santos, officer, were presented by them and were accepted by the Board of Directors. These resignations will take effect only on the later of (i) the date in which the shares that represent the control stake of Embratel Participações S.A. are transferred to Telefónos de Mexico S.A. de C.V. (Telmex) or (ii) July 31, 2004, but in any event no later than November 8, 2004.

In addition, the Board approved the summons of a Extraordinary General Shareholder Meeting in order to elect Board members, which shall happen on a date still to be defined by the Chairman of the Board of Directors.

The full text of the minutes follows in Portuguese.

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF n.º 02.558.124/0001-12
NIRE 3330026237-7

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

DATA, HORÁRIO E LOCAL: 07 de junho de 2004, às 18:45 horas, na Sede Social da Companhia, sita na Capital do Estado do Rio de Janeiro, na Rua Regente Feijó n° 166/1687-B – Centro – RJ.

CONVOCAÇÃO E PRESENÇA: Os membros do Conselho de Administração foram regularmente convocados, tendo participado da reunião os Conselheiros ao final assinados.

DELIBERAÇÕES: (1) Renúncias. Foram apreciados e, por unanimidade, aceitos pelo Conselho de Administração, com a abstenção do Conselheiro Dr. JORGE LUIS RODRIGUEZ, os pedidos de renúncia apresentados pelo Dr. JORGE LUIS RODRIGUEZ, Diretor Presidente, e pela Dra. CLÁUDIA SILVA ARAÚJO DE AZERÊDO SANTOS, Diretora, os quais permanecerão em seus cargos, atendendo ao pedido do Presidente do Conselho de Administração da Companhia, até 31 de julho de 2004 ou até a data da transferência das ações representativas do controle societário da Embrapar Participações S.A., controladora desta Companhia, para a Teléfonos de México, S.A. de C.V (Telmex) ou quaisquer de suas Subsidiárias (conforme o Contrato de Compra e Venda firmado entre Telmex e MCI, Inc.); devendo prevalecer, dentre as duas datas, a que a ocorrer por último. Em qualquer caso, contudo, estes executivos não permanecerão na Companhia após 08 de novembro de 2004. Foram externados votos de agradecimento pela dedicação demonstrada pelos Diretores no desempenho de suas funções e pelo seu excelente desempenho. Os Srs. Conselheiros aprovaram a convocação de Assembléia Geral Extraordinária, a ser realizada em data a ser posteriormente definida pelo Presidente do Conselho de Administração, com base na seguinte Ordem do Dia e Instruções Gerais: “Ordem do Dia: (i) eleição dos membros do Conselho de Administração. Instruções Gerais: (a) Os instrumentos de mandato devem ser depositados na sede da Companhia até quarenta e oito horas antes da realização da Assembléia. (b) Os acionistas participantes da Custódia Fungível de Ações Nominativas das Bolsas de Valores que desejarem participar desta Assembléia deverão apresentar extrato emitido até 02 (dois) dias antes de sua realização, contendo a respectiva participação acionária. (c) Na forma da Instrução Normativa CVM n.º 165, de 11/12/91, com redação dada pelo artigo 1º da Instrução CVM n.º 282, de 26/06/98, o percentual para requerimento de voto múltiplo será de 5% (cinco por cento) do capital votante.” Nada mais havendo a ser tratado, foi lavrada a presente ata que é assinada pelos Conselheiros participantes à reunião. Rio de Janeiro, 07 de junho de 2004.

Certifico que a presente é cópia fiel da ata lavrada em livro próprio.

______________________________
Cláudia de Azerêdo
Santos Secretária Geral

Embratel is the premium telecommunications provider in Brazil and offers and ample variety of telecom services –local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks. The company is a leader in the country for data services and Internet, and is highly qualified to be an all-distance network carrier in Latin America. Embratel’s network spreads countrywide, with almost 29 thousand kms of optic cables, which represents about one million and sixty-nine thousand km of fiber optics.

- - x - -

The information contained in this release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Actual results may differ materially from these expectations due to MCI’s bankruptcy proceedings and matters related thereto, as well as regulatory risks and other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.